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                            March 15, 2021

       Matthew R. Krna
       Chief Executive Officer and Director
       Alpha Partners Technology Merger Corp.
       One Penn Plaza
       36th Floor
       New York, NY 10119

                                                        Re: Alpha Partners
Technology Merger Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 17,
2021
                                                            File No. 333-253221

       Dear Mr. Krna :

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 17, 2021

       Principal Shareholders, page 131

   1. We note your disclosure in footnote 3 to the table that shares reported for Alpha Partners
                                                        Technology Merger
Sponsor LLC are held in the name of your sponsor, and your
                                                        sponsor's board of
managers has three managers, each with one vote such that approval of two of the three is
required to approve an action of your sponsor. Please disclose the identities of the three
managers of your sponsor's board of managers. Refer to Item 403 of
                                                        Regulation S-K and
Exchange Act Rule 13d-3.
 Matthew R. Krna
Alpha Partners Technology Merger Corp.
March 15, 2021
Page 2
Financial Statements
Note 1 - Description of Organization and Business Operations, page F-8

2. We note your disclosure indicating that you have selected January 31st as your fiscal year-
      end. However, you also have disclosures on pages 88 and 119 indicating that you will be reporting on a calendar year basis and we see that Article 47 of your Articles of
      Association at Exhibit 3.1 states that your financial year will end on December 31st each year unless your directors otherwise prescribe. Please revise your filing as necessary to clarify the fiscal year that will be utilized for financial reporting. General

3. Please note that your subsequent amendment filed March 15, 2021 was not reviewed in connection with this comment letter and the staff will review the next filing that is responsive to comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Karina
Dorin at (202) 551- 3763 with any other questions.



                                                           Sincerely,
FirstName LastNameMatthew R. Krna
                                                    Division of Corporation
Finance
Comapany NameAlpha Partners Technology Merger Corp.
                                                    Office of Energy &
Transportation
March 15, 2021 Page 2
cc:       Derek Dostal
FirstName LastName